      As filed with the Securities and Exchange Commission on March 5, 2002



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                FORM 10-SB12G/A


                                AMENDMENT NO. 4



                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                             NESCO INDUSTRIES , INC
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)




          Nevada                                  13-3709558
-------------------------------         ------------------------------------
(State or other jurisdiction of         (I.R.S. Employer Identification No.)
incorporation or organization)




             570 Lexington Avenue, Third Floor, New York, NY          10022
           -------------------------------------------------       ----------
              (Address of principal executive offices)             (Zip Code)


       Issuer's telephone number: 212/829-0880 (telecopier 212/829-8895)
                     --------------------------------------

        Securities to be registered under Section 12(b) of the Act: None
                                      ----


          Securities to be registered under Section 12(g) of the Act:
                         Common Stock, $.001 par value

                         -----------------------------

                             NESCO INDUSTRIES, INC.
                                   FORM 10-SB

                                TABLE OF CONTENTS



PART I...................................................................................................1
ITEM I.1   -  DESCRIPTION OF BUSINESS....................................................................1
   (a)        Business Development.......................................................................1
   (b)        Business of the Issuer.....................................................................1
   (c)        Reports to Shareholders....................................................................7
ITEM I.2   -  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
              OF OPERATIONS..............................................................................7
ITEM 1.3   -  DESCRIPTION OF PROPERTY...................................................................10
ITEM 1.4   -  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT............................10
ITEM 1.5   -  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL......................................12
ITEM 1.6   -  EXECUTIVE COMPENSATION....................................................................13
   (a)        Summary Compensation Table................................................................13
   (b)        Options/SAR Grants........................................................................14
   (c)        Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Value......................14
   (d)        Long-Term Incentive Plans.................................................................14
   (e)        Compensation of Directors.................................................................14
   (f)        Employment Contracts and Termination of Employment and Change in Control Arrangements.....14
   (g)        Report on Repricing of Options/SARS.......................................................14
ITEM 1.7   -  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS............................................14
ITEM 1.8   -  DESCRIPTION OF SECURITIES.................................................................15
PART II.................................................................................................18
ITEM II.1  -  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
              OTHER SHAREHOLDER MATTERS.................................................................18
   (a)        Market Information........................................................................18
   (b)        Holders...................................................................................19
   (c)        Dividends.................................................................................19
ITEM II.2  -  LEGAL PROCEEDINGS.........................................................................19
ITEM II.3  -  CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS..............................................19
ITEM II.4  -  RECENT SALES OF UNREGISTERED SECURITIES...................................................20
ITEM II.5  -  INDEMNIFICATION OF DIRECTORS AND OFFICERS.................................................20
FINANCIAL STATEMENTS....................................................................................21
PART III................................................................................................44
ITEM III.1 -  INDEX TO EXHIBITS.........................................................................44


                                     PART I

ITEM I.1 - DESCRIPTION OF BUSINESS

(a) Business Development:

NESCO Industries, Inc. (hereinafter sometimes referred to as "we" or the "Company") is principally engaged in providing asbestos abatement services, indoor air quality monitoring, testing and remediation, and other environmental services through its wholly-owned subsidiaries, National Abatement Corp., NAC Environmental Services Corp. and NAC/Indoor Air Professionals, Inc.

The Company was incorporated in Nevada in March 1993, and was inactive for a number of years until it acquired National Abatement Corp. and NAC Environmental Services Corp. in March 1998. National Abatement Corp. ("NAC") was incorporated in May 1988 to provide asbestos abatement services primarily in the greater metropolitan New York City area, and today is a full service asbestos abatement contractor. NAC Environmental Services Corp. ("NACE") was incorporated in May 1993. It is a provider of environmental services such as subsurface soils/groundwater remediation, Phase I and Phase II environmental site assessments and underground storage tank management and remediation.

In June 1999, we formed NAC/Indoor Air Professionals, Inc. ("NAC/IAP"), through which we provide indoor air quality monitoring, testing and remediation services, primarily in New York, New Jersey and Connecticut. Prior to the organization of NAC/IAP, we provided limited air quality services through NACE.

(b) Business of the Issuer:

(b)(1) Principal products and services and their markets:

(b)(1)(A). National Abatement Corp.

NAC has expertise in all types of asbestos abatement including removal and disposal, enclosure (constructing structures around asbestos-containing area) and encapsulation (spraying asbestos-containing materials with an approved sealant). Asbestos abatement is principally performed in commercial buildings, hospitals, government and institutional buildings, universities and industrial facilities. NAC's revenues in the past three fiscal years ended April 30 were as follows: 1999 - $9,819,053 (84.7% of total Company revenues); 1998 - $11,071,751
(92.3% of total revenues); and 1997 - $9,927,882 (97.7% of total revenues).

Asbestos is a fibrous mineral found in rock formations around the world that was used extensively as a construction material and in construction-related products as a fire retardant and insulating material prior to the early 1970s. Asbestos also was used as a component in a variety of building materials (such as plaster, drywall, mortar and building block) and in caulking, tile adhesives, paint, roofing felts, floor tile and other surfacing materials.

In the early 1970s, it became widely recognized that inhalation or ingestion of asbestos fibers caused a number of diseases, including asbestosis (a debilitating pulmonary disease), lung cancer and mesothelioma (a cancer of the abdominal and lung lining). The Environmental Protection Agency ("EPA") banned the use of asbestos as a construction material in 1973, and the federal government subsequently banned the use of asbestos in other building materials as well. Most structures built before 1973, however, contained asbestos in some form. The asbestos abatement industry grew rapidly in the 1980s due to increasing awareness and concern over health hazards associated with asbestos, legislative action mandating safety standards and requiring abatement in certain circumstances, and economic pressures on building owners seeking to satisfy the requirements of financial institutions, insurers and tenants. The market first leveled off and then declined in the 1990s as building owners and facilities managers developed containment and management programs and procedures that were less costly than removal.

NAC provides its services on a project contract basis. Individual projects are competitively bid, although many requests for bids from private owners are subject to changes in specifications, additions and other factors with the result that the final terms are negotiated. The majority of contracts undertaken are on a fixed price basis with monthly billings based upon percentage of completion or a schedule of values, less retainage. The lengths of the contracts are typically less than one year; however, larger projects may require two or three years to complete. Responsibility for each contract is assigned to a project manager who coordinates the project until its completion. NAC provides its asbestos abatement services using a qualified labor force in accordance with regulatory requirements, contract specifications and operating procedures manual, which describes worker safety and protection procedures, air monitoring protocols and abatement methods.

NAC's asbestos abatement operations generally have been concentrated in the tri-state New York, New Jersey and Connecticut region. Prior to the year ended April 30, 1999, NAC had been involved in a joint venture project in Pennsylvania. NAC is licensed and/or certified in all jurisdictions where required by its current work in order to conduct its operations. In addition, certain management and staff members are licensed and/or certified by various governmental agencies as asbestos abatement supervisors and workers. Disposal of hazardous material is subcontracted to licensed haulers, who transport the material to a licensed landfill or other disposal facility. A "chain of custody" for the material is set forth in a waste manifest on which each step in the disposal process is accounted for.


Since NAC is able to perform asbestos abatement work throughout the year, the business is not considered seasonal in nature. However, it is affected by the timing of large contracts.

(b)(1)(B) NAC Environmental Services Corp.

NAC Environmental Services Corp. is a full service environmental firm with a focus on remediation, closure and cost effectiveness. NACE's staff consists of environmental engineers, hydrogeologists, environmental scientists, project managers and field technicians. NACE has established long term relationships with many fortune 500 companies, institutional and military organizations. Services offered by NACE include Phase I, II, and III environmental assessments, including underground storage tank removals, injection well closures, soil and groundwater treatment systems, contaminated soil removal and emergency response.

The following is a brief summary of our environmental assessment services:

Phase I: A Phase I site assessment is undertaken to identify potential environmental concerns at a subject property. The process is non-invasive, utilizing site visits, historical review, regulatory review, etc. to develop a competent environmental survey of the subject property.

Phase II: Once an environmental concern has been identified (i.e., an underground storage tank, evidence of hazardous waste, etc.), a Phase II assessment or investigation will take place. This investigation could include such procedures as drilling, ground penetrating radar or leaching pools sampling. As part of the investigation, soil and/or water samples are collected and analyzed to determine the presence or absence of contamination.

Phase III: If contamination is confirmed, an appropriate remedial action plan is designed and implemented, based upon the nature and severity of the contamination and the current conditions of the subject property. Remediation could take place in the form of soil vapor extraction, ground water pump and treatment systems, and many other options.

In satisfying our customers' needs, NACE generally provides inspection, various testing services and project planning and management services directly, and subcontracts with other environmental service providers for such specialized services as hazardous waste removal, transportation and disposal.

(b)(1)(C) NAC/Indoor Air Professionals, Inc.


NAC/IAP provides indoor air quality testing, monitoring and remediation services. Upon its organization, NAC/IAP took over the indoor air quality testing and remediation activities previously conducted by NACE. In July 1999, the Company expanded NAC/IAP's operation by acquiring the name and certain other assets from, and hiring personnel formerly employed by, a Long Island, New York based air quality contractor. The acquisition price of $637,860 was paid through the issuance of common stock valued for this purpose at $500,000 and cash. $500,000 of the purchase price was allocated to "goodwill", $50,000 was allocated to covenants not to compete, and the balance was allocated to other assets.


NAC/IAP offers an integrated approach to indoor air quality (IAQ) issues by offering investigative services, mechanical hygiene through HVAC system cleaning and engineering redesign, and microbiological decontamination. IAQ is an important concern in a wide variety of industries and facilities, including hospitals and other health care facilities, pharmaceutical and medical device companies, food manufacturing facilities, cruise ships, commercial and government office buildings, laboratories, universities, schools and retail outlets. This concern results from increased awareness of health, mechanical and fire hazards, related litigation exposure, and compliance with federal and state IAQ mandates. As a result of increased awareness of IAP as a health issue, terms such as "Sick Building Syndrome", "Legionnaire's Disease" and "Building Related Illness" have come into common use.

As a member of the National Air Duct Cleaners Association, NAC/IAP practices source removal techniques to provide a level of cleaning in compliance with the Association's 1992-01 industry standard.

NAC/IAP's present service area includes primarily the New York/New Jersey/ Connecticut Tri-State area. The Company is aggressively seeking to expand NAC/IAP's service area to include the entire Atlantic seaboard and Puerto Rico.

(b)(1)(D) Backlog


At April 30, 1999, we had contracts, including contract work in progress, representing future revenues of approximately $1,691,000. At year end 1998 and 1997, we had contracts representing future revenues of approximately $1,325,000 and $988,000, respectively. At October 31, 1999, backlog was approximately $3,321,000.


(b)(2) Distribution Methods:

We undertake work primarily pursuant to written "fixed price" contracts which are obtained through competitive bidding, or on a negotiated, non-bid basis. Work performed in excess of the original contract amount is usually done pursuant to change order. The incidence of time and material contracts, and unit price contracts are not significant.

In marketing our services, we rely principally on a Company-employed sales staff and upon the efforts of our operating and executive management team who regularly call upon existing and prospective customers. We also utilize a number of independent sales representatives. As the breadth of the services that we offer has expanded beyond asbestos abatement to include indoor air quality and general environmental services, cross selling and cross referrals among its operating subsidiaries has increased and is emphasized by management to take advantage of the working relationships which we have developed over the years with industrial, commercial, engineering and other professional concerns in its service area.

We support our direct sales effort through regular advertising in trade publications, direct mailings to selected industrial and engineering firms (e.g., in the IAQ area, to industries that are most affected by IAQ issues), strategic telemarketing and regular participation in industry conferences and trade shows.

(b)(3) New Products or Services:

Prior to the organization of NAC/IAP in June 1999, the indoor air quality segment of our business was not significant. We are now actively promoting that service segment, and presently expect NAC/IAP to generate approximately 10% of total Company revenues in the current fiscal year.

(b)(4) Competition:

The environmental services industry is highly competitive and fragmented. We face competition from local owner-operated service contractors and from national and regionally based companies that perform a variety of industrial and environmental services. Competition in this market is based primarily on hourly rates, productivity, safety, innovative approaches and quality of service. A substantial portion of work in our service areas is performed pursuant to contracts obtained through competitive bidding. Among qualified bidders, price usually is the determining factor.

(b)(5) Sources of Supply:

We purchase job related materials and equipment from several vendors. We are not dependent on purchasing from any one vendor, as there are a number of sources of supply.

(b)(6) Major Customers:

Our customers include most frequently owners of commercial real estate, managing agents and general contractors, industrial facilities and hospitals and educational institutions. During the fiscal year ended April 30, 1999, approximately 80% of our operating revenues were derived from commercial and industrial clients, and approximately 20% was derived from institutional customers such as educational institutions and hospitals. Due to the nature of our business, which involves contracts that are often completed within one year, customers that account for a significant portion of revenue in one year may not represent a significant portion of revenue in subsequent years. We do not believe that the loss of future business from any single customer would have a material adverse effect on our results of operations or financial position taken as a whole.

No single customer accounted for more than 10% of our revenues in any of the past three fiscal years. Prior to the year ended April 30, 1998, a significant portion of NAC's business was conducted through a joint venture with another contractor. That joint venture was wound down during 1998, and did not generate significant business activity in the last fiscal year.

(b)(7) Patents, Trademarks, Licenses, etc.

We do not consider intellectual property (apart from trade secrets concerning customer and bidding information) to be significant to our operations.

(b)(8) and (9) Governmental Approvals and Regulations:

A core component of our business is advising and assisting our customers in complying with local, state and federal laws and regulations concerning the environment. With respect to asbestos abatement services, numerous regulations at the federal, state and local levels impact the industry, including the EPA's Clean Air Act and Occupational Safety and Health Administration ("OSHA") requirements.

EPA regulations provide national emissions standards for asbestos abatement. These standards mandate detailed procedures for collection, waste disposal, handling and shipment of asbestos. The EPA regulations require precise methods for accomplishing various aspects of asbestos abatement and include specifications on:

o  temporary storage of asbestos;

o  air test protocols;

o  air cleaning devices;

o  record maintenance;

o placement, content and size of signs and labels warning of the presence of asbestos and associated health risks; and

o  reporting requirements to the EPA.

In addition, the EPA requires schools to inspect for asbestos and implement response actions and submit asbestos management plans to States. These regulations specify the use of accredited inspectors, air sampling methods and waste disposal procedures. The EPA also has notification requirements before removal operations can begin.

The health and safety of personnel involved in the removal of asbestos is protected by OSHA regulations. These regulations provide worker protection measures and standards for asbestos exposure in all work and include specifications on:

o  worker training;

o  engineering controls;

o  labeling respiratory protection;

o  bagging of waste;

o  permissible exposures limits;

o  exposure assessment and monitoring;

o  methods of compliance;

o  hygiene facilities and practices;

o  communication of hazards;

o  medical surveillance;

o  record maintenance; and

o designation, duties and training of a "competent person" to ensure worker safety.

Many state authorities and local jurisdictions have implemented similar programs governing removal, handling and disposal of asbestos.

The transportation of asbestos, which has been designated a hazardous material, is governed by the Department of Transportation under the Hazardous Materials Act of 1975. The Department of Transportation's current regulations direct the transportation of asbestos-containing waste materials and require the maintenance of detailed waste contamination and shipping papers.

The health and safety of personnel involved in the removal of asbestos is protected by OSHA regulations which specify allowable airborne exposure standards for asbestos workers, engineering and administrative control methods, work area practices, proper supervision, training, medical surveillance and decontamination practices for worker protection.

NAC's business depends, in part, on the issuance of permits from state and federal agencies to allow NAC to transport hazardous materials, to operate certain of NAC's equipment and to operate NAC's container cleaning and wastewater pretreatment facilities. NAC believes that it has and will be able to obtain and retain the applicable and necessary permits from governmental authorities. The majority of these permits require renewal annually and, accordingly, such permits may be subject to revocation, modification or denial. NAC believes it is in compliance with all of the federal, state and local statutes and regulations which affect its asbestos abatement business.

Certain services offered by NACE and NAC/IAP are required to be performed by licensed individuals. In addition, as indicated above, NACE frequently subcontracts with third parties for services which require licensing or permits (e.g., transportation of hazardous waste).

(b)(10) Research and Development:

We continuously pursue innovative and creative approaches and methods for providing services to our customers. We do not, however, engage in any significant research and development activities.

(b)(11) Environmental Compliance:

Except in the ordinary course of our business operations, we do not anticipate any significant costs to comply with environmental laws and requirements.

(b)(12) Employees: As of September 30, 1999, we had 43 full time employees. Six of our employees are executives, six are engaged in sales and marketing, and the remaining 31 employees are technical, production and administrative employees.

In addition to our "permanent" work force, we typically hire temporary laborers to staff NAC and NACE projects. Temporary laborers generally are represented by a labor union and, in New York and New Jersey, are covered by a collective bargaining agreement between the Company and the Mason Tenders Union. We also employ union laborers with other affiliations, depending on project jurisdiction, on a project by project basis. Our permanent work force is not unionized.

We believe we have good relations with our employees, and have never incurred a significant work stoppage due to any strike or protest by our employees.

(c) Reports to Shareholders:

At the time of filing of this Registration Statement, we are not subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effective date of this Registration Statement, we will be subject to Exchange Act reporting requirements and, in accordance therewith, will file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information may also be obtained from the web site that the Commission maintains at http://www.sec.gov. Copies of these materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal offices in Washington, D.C., as set forth above.

ITEM I.2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

When used in this discussion, the words "expect(s)", "feels", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from the possible results described in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

General

NESCO Industries, Inc. was incorporated in March 1993 as Coronado Communications Corp. In March 1998, NESCO, which was then inactive, acquired all of the outstanding capital stock of National Abatement Corp. ("NAC"), a corporation engaged primarily in asbestos abatement services, and NAC Environmental Services Corp. ("NACE"), a provider of a variety of other environmental remediation services. As a result of this acquisition, which was the result of arms length negotiation between previously non-affiliated parties, the former shareholders of NAC and NACE acquired an aggregate 5,000,000 shares or 80% of the total outstanding immediately following the acquisition. The former shareholders of NAC were the same as the former shareholders of NACE. For accounting purposes, NAC was treated as the acquiring corporation. Thus, the historical financial statements of NAC prior to this acquisition date are deemed to be the historical financial statements of the Company.

Results of Operations

Revenues are reported based on the percentage of completion method of accounting using job costs incurred to date to determine percentage of construction completion. As the level of work installed fluctuates, job cost and earned revenues fluctuate accordingly.

Six months ended October 31, 1999 and 1998

The following table sets forth our revenues by operating area in the periods indicated:

                                                 Six months ended October 31,
                                                     1999           1998
                                                     ----           ----
Asbestos abatement                                $5,288,910     $5,380,643
Indoor air quality services                          379,575             --
Other environmental services                         598,704        628,154
                                                  ----------     ----------
Total                                             $6,267,189     $6,008,797

During the six months ended October 31, 1999, the Company earned revenues of $379,575 from indoor air quality operation services, or approximately 6% of total revenues. Our indoor air quality services began operations during this period.

In the six months ended October 31, 1999, our cost of earned revenues increased slightly more on a percentage basis than the increase in revenues. As a result, our gross profit margin decreased to 17.9% in the six months ended October 31, 1999, compared to 18.1% in the six months ended July 31, 1998.

Our general and administrative expenses also rose faster than revenues and gross profit in the first six months of the current fiscal year. As a result, we had an operating loss of $115,146 in the six months ended October 31, 1999, versus operating income of $43,106 in the comparable 1998 period. The increase in general and administrative expense was due primarily to increases in occupancy costs, depreciation and amortization and payroll totalling $184,306 associated with staffing of our indoor air quality operations. Our net loss in the six months ended October 31, 1999 was $97,525, an increase from a net loss of $20,163, in the comparable 1998 period.

Comparison of Six Months Ended October 31, 1999 and Six Months Ended April 30, 1999.

In the six months ended October 31, 1999 earned revenues increased $947,888, or 17.8% from our revenues in the last six months of the prior fiscal year, while cost of earned revenues increased $1,050,482 or 25.7%, as, the overall gross margin mix from jobs in progress was lower in the six months ended October 31, 1999. General and administrative expenses in the six months ended October 31, 1999 included occupancy costs, depreciation and amortization and payroll associated with staffing our indoor air quality operations, otherwise general and administrative expenses were comparable in both periods.

Years ended April 30, 1999 and 1998


The following table sets forth our revenues by operating area in the periods indicated:

                                                 Fiscal year ended April 30,
                                                     1999           1998
                                                     ----           ----
Asbestos abatement                               $ 9,819,053    $11,071,751
Indoor air quality services                               --             --
Other environmental services                       1,767,437        922,749
                                                  ----------     ----------
                                                 $11,586,490    $11,994,500

As indicated in the above table, we experienced a slight decline (approximately 3.4%) in earned revenues in the year ended April 30, 1999 (to $11,586,490 from $11,994,500 in the prior year). This decline in earned revenues was the result of decreased revenues (to $9,819,053 from $11,071,751) in the asbestos abatement segment due primarily to lower margins from downward price adjustments spurred by increasing competition in a finite market that lacks a reoccurring services component. Lower margins are also due in part to more informed consumers as a result of increasing competition in the market. The decrease in asbestos abatement revenues was offset in part by the increase in revenues from other environmental services (to $1,767,437 from $922,748). The increase in revenues from environmental services is primarily due to favorable market conditions at the time. The Company does not believe that this increase represents a trend because competition continues to intensify in this finite market that lacks a reoccurring services component. We did achieve, however, a proportionately greater reduction (approximately 7.4%) in our cost of earned revenues (to $9,239,824 from $9,975,115). As a result our gross profit margin improved by approximately 20% (to 20.25% in 1999 from 16.84% in 1998). The reduction in our cost of earned revenues, and the corresponding improvement in our gross profit margin, in the year ended April 30, 1999, was attributable primarily to a more profitable mix of business.

Our increase in gross profit for the year ended April 30, 1999 (to $2,346,666 in 1999 from $2,019,385 in the prior year) was more than offset, however, by a substantial increase in general and administrative expenses during the year (to $2,464,079 from $1,800,427). This increase in general and administrative expense, coupled with a $66,000 increase in managerial fees which represent compensation for services of two of the Company's executive officers (to $208,000 from $142,000), resulted in a net operating loss of ($117,413) in 1999 compared to operating income of $218,958 in the prior year.

The increase in general and administrative expense in the year ended April 30, 1999, was attributable primarily to increased occupancy costs of $69,072 related in part to a move of our executive offices in November 1998; increased personnel costs of $178,342; increased travel and entertainment expenses of $78,501 attributable to an expanded sales and marketing effort; a $66,000 increase in management fees paid to two executive officers; and an increase in provision for uncollectibles of $141,000 which was reflective of the increase in receivables at year end 1999 compared to the prior year.

Our net loss of ($116,328) in the year ended April 30, 1999 ($.02 per share), compared with net income of $200,743, or $.03 per share in year ended April 30, 1998, was primarily the result of increased general and administrative expenses in 1999, as described above, and the fact that in 1999 we realized a loss of ($12,381) on the operations of a joint venture which were primarily related to the wind-up of the joint venture's activities, compared to income of $296,293 from joint venture operations in 1998.

Liquidity and Capital Resources

The following table sets forth our working capital position at the end of each of the fiscal periods indicated:

                                   Six months ended
                                      October 31,
                                ---------------------        Fiscal year ended
                                1999             1998         April 30, 1999
                                ----             ----        -----------------
Current assets               $4,090,630       $3,557,563        $3,271,366
Current liabilities           3,951,063        3,139,558         2,963,266
                             ----------       ----------        ----------
Working capital              $  139,567       $  418,005        $  308,100
                             ==========       ==========        ==========

Our cash and cash equivalents declined from $631,853 at April 30, 1998 to $97,765 at April 30, 1999, primarily as a result of operating activities ($261,189) and the purchase of fixed assets ($336,785) associated with the move of our executive and administrative offices from working capital. At October 31, 1999, cash and cash equivalents were $52,725.

Our significant increase in accounts receivable at year end 1999, to $2,822,824 from $2,184,516 at April 30, 1998, was the result of a greater percentage of projects in which we performed as a subcontractor rather than contracting directly with the owner. Accounts receivable on projects in which we bill a general contractor rather than the owner of the project tend to be outstanding for a longer period. In addition, we experienced a general slowdown in accounts receivable collection in the second half of the year attributable in part to the relocation of our administrative and executive offices in the third quarter, and the temporary loss of key administrative personnel in the third and fourth quarter. Our receivables turnover ratios for the year ended April 30, 1999 and six months ended October 31, 1999 and 1998 (i.e., revenues divided by average accounts receivable in the period) were 3.86, 2.07 and 2.16, respectively.

To provide additional working capital in the current fiscal year, we have borrowed a total of $600,000, net of repayments, from Petrocelli Industries, Inc., a company controlled by Santo Petrocelli, Sr., our Chairman, President and Chief Executive Officer. These borrowings were made over the period July 2, 1999, through January 14, 2000, and bear interest at 10% per annum, payable monthly. Terms for the repayment of the loan principal have not been established, and we consider this loan to be repayable on demand.

In the quarter ended July 31, 1999, we acquired certain assets now used by NAC/IAP from an unrelated third party for $137,860 and the issuance of 364,963 shares of common stock. The cash used to acquire these assets was provided by the loan from Petrocelli Industries that is described in the preceding paragraph.

With the additional working capital provided by the borrowings from Petrocelli Industries, we expect to be able to finance our operating cash needs with cash generated by operations. We have investigated the possibility of raising additional equity capital, however, to provide increased liquidity, to fund increased business activity and to be in a position to take advantage of acquisition opportunities should they arise. At the present time, however, we have no commitments for any additional financing, and we are not assured of success in raising any additional capital in our planned public offering.

The Company's ability to finance its operating cash needs with cash generated by operations is a function of returning to profitability. During the period subsequent to the effective date of this Registration Statement, revenues continued to increase but cost increases have been were greater than revenue increases. We have taken measures to conserve cash by cutting back on personnel and related expenses and have terminated our New York City office lease and relocated to less expensive offices. We were required to increase the level of our borrowings from Petrocelli Industries, which were an aggregate $729,000, net of repayments, at January 31, 2001. These loans continue to be repayable on demand. The Company is exploring credit markets to secure alternative financing of its working capital needs, but there is no assurance that the Company will be able to obtain any other financing.

We are directing our efforts toward improved profitability and revenue share, reduction of overhead expense and therefore conserving and improving cash flow from operations. Because of our net losses and negative working capital, our auditors expressed a doubt about our ability to continue as a going concern in their report on our financial statements for the year ended April 30, 2000. We may continue to be dependent upon loans from our shareholder until we become profitable.

The Company is a defendant in lawsuits involving personal injury claims arising from job-site accidents. These plaintiffs' claims exceed the Company's applicable insurance coverages. Therefore, any judgment or settlement in excess of insurance will require payment by the Company and may have a negative impact on profitability. In the opinion of management, the amount of the ultimate liability with respect to these actions will not materially affect the financial position, results of operations or net cash flows of the Company.

Year 2000

We have completed our assessment of year 2000 issues and believes that the consequences of such issues have not had and in the future will not have a material effect on our business, results of operations or financial condition, without taking into account any efforts by the Company to avoid such consequences.

New Accounting Pronouncements

In June 1997. the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 did not have a material impact on the Company's financial reporting.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 establishes standards for public business enterprises to report information about operating segments in annual financial statements and selected information in the notes thereto. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. SFAS No. 131 need not be applied to interim financial statements in the year of adoption, but comparative information is required in the second year of application. The Company believes that the adoption of SFAS No. 131 will not have a material impact on the Company's financial reporting.

In 1998, the FASB issued Statement of Financial Accounting Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 modifies the accounting for derivative and hedging activities and is effective for fiscal years beginning after December 15, 1999. The Company believes that the adoption of SFAS No. 133 will not have a material impact on the Company's financial reporting.

In 1998, the AICPA issued Statement of Position (SOP) 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use". The Company believes that the adoption of SOP 98-1 will not have a material impact on the Company's financial reporting.

Item 2(c) Quantitative and Qualitative Disclosures About Financial Derivative and Other Market Risks

The Company employs no "hedging" strategies at the present time, and all of our cash deposits are denominated in US dollars.

ITEM I.3 - DESCRIPTION OF PROPERTY

Our executive and administrative offices are located in leased premises of approximately 5,100 square feet at 570 Lexington Avenue, Third Floor, New York, NY 10022. The annual lease costs for these offices is approximately $160,000 for the first five years, and $180,000 thereafter. The lease expires on October 31, 2008.

We also lease warehouse and office space in Rutherford, NJ (approximately 6,000 square feet) at an annual rent of approximately $38,000, and in Farmingdale, NY (approximately 500 square feet) at an annual rent of approximately $12,000. We rent a small amount of storage area in midtown Manhattan (approximately 170 square feet) at an annual rent of approximately $5,800.

We believe our offices and other facilities are adequate for our present needs.

ITEM I.4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of January 28, 2000, with respect to the beneficial ownership of our securities by officers and directors, individually and as a group, and all holders of more than 5% of our Common Stock. Unless otherwise indicated, all shares are beneficially owned and sole investment and voting power is held by the beneficial owners indicated. On January 28, 2000, there were 6,614,963 shares of Common Stock outstanding, and no shares of any other class of capital stock were outstanding.




----------------------------------------------------------------------------------------------------
                                                                                  Percentage of
                                                                                Outstanding Common
                                                Number of Shares of Common      Stock Beneficially
            Names and Addresses                Stock Beneficially Owned(1)            Owned
            of Beneficial Owner
----------------------------------------------------------------------------------------------------

Santo Petrocelli, Sr. (2)                                2,550,000                      37.7%
c/o Petrocelli Industries, Inc.
1212 43rd Avenue
Long Island City, NY  11101


----------------------------------------------------------------------------------------------------
Marshall H. Geller(3)                                    2,550,000                      37.7%
20 Country Ridge Circle
Rybrook, NY  10573


----------------------------------------------------------------------------------------------------
Michael J. Caputo(4)                                       150,000                       2.3%
c/o Nesco Industries, Inc.
570 Lexington Avenue
Third Floor
New York, NY  10022


----------------------------------------------------------------------------------------------------
Lawrence S. Polan(5)                                       150,000                       2.3%
c/o Petrocelli Industries, Inc.
1212 43rd Avenue
Long Island City, NY  11101


----------------------------------------------------------------------------------------------------
Santo Petrocelli, Jr.(6)                                        -0-                       -0-
c/o Petrocelli Industries, Inc.
1212 43rd Avenue
Long Island City, NY  11101


----------------------------------------------------------------------------------------------------
All Officers and Directors as a                          5,400,000                      78.0%
Group (5 persons)

----------------------------------------------------------------------------------------------------

--------------

(1) As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934 as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting and investment rights.

(2) Includes options to purchase 150,000 shares, and 2,400,000 shares owned of record by Petrocelli Industries Inc. Mr. Petrocelli is the President and Chief Executive Officer of Petrocelli Industries, Inc., and beneficially owns 25% of its outstanding capital stock. The other 75% is owned by members of Mr. Petrocelli's family.

(3) Includes options to purchase 150,000 shares, and 2,400,000 shares owned wned of record by Gelco Development Corp., a company owned and controlled by Mr. Geller and members of his family.

(4)  Includes options to purchase 50,000 shares.

(5) Includes options to purchase 50,000 shares, and 100,000 shares owned of record by LPS Consultants Inc., a company owned and controlled by Mr. Polan and his wife.

(6) Does not include shares owned by Petrocelli Industries, Inc., in which Mr. Petrocelli has an economic interest by reason of his equity ownership of Petrocelli Industries, Inc.


ITEM I.5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL

The Company's executive officers and directors are as follows:




Name of Director                       Age                     Positions With Company
----------------                       ---                     ----------------------

Santo Petrocelli, Sr. ..............    64          President and Chief Executive  Officer,  Chairman
                                                    of the Board of Directors

Michael J. Caputo ..................    47          Chief Operating Officer and Director

Marshall H. Geller .................    61          Executive Vice President and Director

Lawrence S. Polan ..................    69          Chief Financial Officer,  Secretary-Treasurer and
                                                    Director

Santo Petrocelli, Jr. ..............    32          Director


Santo Petrocelli, Sr., has served as Chairman and CEO of the Company and its predecessors since 1988. Mr. Petrocelli is the Chairman and CEO and a Director of Petrocelli Industries, Inc., Petrocelli Electric Co., Inc., a privately-owned company based in Long Island City, New York, which is engaged in the business of electrical and telecommunications contracting. Mr. Petrocelli devotes less than a majority of his working time (approximately 30%) to the Company's business.

Michael J. Caputo has served as Chief Operating Officer and a director of the Company and its predecessors since 1988.

Marshall H. Geller, Executive Vice President and a director of the Company, has served as a director of the Company since March 1998, and in a variety of executive and consulting capacities with the Company and its predecessors since 1988. He has owned and operated an exterior maintenance and restoration firm in New York City since 1962. Mr. Geller devotes less than a majority of his time (approximately 30%) to the business of the Company.

Lawrence S. Polan has served as Secretary, Treasurer, Chief Financial Officer and a director of the Company and its predecessors since 1988. Mr. Polan also is the Chief Financial Officer of Petrocelli Electric Co., Inc. Mr. Polan devotes less than a majority of his time (approximately 30%) to the Company's business.

Santo Petrocelli, Jr., has served as a director of the Company since March 1998. Mr. Petrocelli also is President of Petrocelli Communications Company, a division of Petrocelli Electric Co., Inc., a position he has held since May 1998. From May 1992 to May 1998, Mr. Petrocelli was Executive Vice President of Petrocelli Communications Company.

Santo Petrocelli, Sr., is the father of Santo Petrocelli, Jr. There are no other family relationships among the Company's officers and directors.


ITEM I.6 - EXECUTIVE COMPENSATION

(a) Summary Compensation Table:

The following table sets forth information concerning compensation for services rendered in all capacities awarded to, earned by or paid to Santo Petrocelli, Sr., the Company's Chairman and Chief Executive Officer, Michael J. Caputo, Chief Operating Officer, and Marshall Geller, Executive Vice President, in the year ended April 30, 1999. No other executive officer of the Company received compensation of $100,000 or more from the Company in the last fiscal year.

Mr. Petrocelli is compensated by the Company through Petrocelli Industries, Inc., and Mr. Geller is compensated through Gelco Development Corp. Payments to these companies were classified as "Management Fees" in the Company's Statement of Operations for the years ended April 30, 1999 and 1998.

===============================================================================
                           Summary Compensation Table
===============================================================================


                                                                               Long Term Compensation
                                                                -----------------------------------------------------
                                    Annual Compensation                  Awards                     Payouts
                              -------------------------------   ------------------------    -------------------------
                                                     Other      Restricted    Securities                    All
Name and                                            Annual         Stock      Underlying      LTIP         Other
Principal                     Salary     Bonus   Compensation    Award(s)      Options/     Payouts    Compensation
Position              Year      ($)       ($)         ($)           ($)        SARS(#)        ($)           ($)
--------              ----    ------     -----   ------------   ----------    ----------    -------    ------------

Santo Petrocelli,    1999    104,000      -0-          *            -0-          -0-          -0-           -0-
Sr., Chairman of
the Board,
President and CEO

Michael J. Caputo,   1999    132,500    40,000         *            -0-          -0-          -0-           -0-
COO

Marshall H. Geller,  1999    104,000      -0-          *            -0-          -0-          -0-           -0-
Executive Vice
President

===============================================================================

*Less than $50,000


(b) Options/SAR Grants: None.

(c) Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Value: None; not applicable.

(d) Long-Term Incentive Plans: None.

(e) Compensation of Directors:

During the fiscal year ended April 30, 1999, no director of the Company received any compensation for any services provided in such capacity. Directors of the Company are reimbursed for expenses incurred by them in connection with their activities on behalf of the Company.

(f) Employment Contracts and Termination of Employment, and Change in Control
Arrangements:

None of the Company's executive officers have fixed term employment agreements and there are no agreements relating to severance, change of control or other similar terms between the Company and any of its executive officers.

(g) Report on Repricing of Options/SARS: Not Applicable.

(h) Supplementary Information on Stock Options. Not applicable.


ITEM I.7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From time to time, the Company uses Petrocelli Electric Co., a company controlled by its Chairman, Santo Petrocelli, as a subcontractor for electrical work on jobs which require such services. Similarly, Petrocelli Electric uses the Company as a subcontractor for asbestos abatement and other environmental services. In the year ended April 30, 1999, revenues to the Company as a subcontractor to Petrocelli Electric were $140,500, and revenues to Petrocelli Electric as a subcontractor to the Company were $130,616. We believe that the terms of the business transactions between the Company and Petrocelli Electric are no less favorable to the Company than could be obtained by us through arms length negotiation with non-affiliated parties.

The Company has borrowed $600,000 (net of repayments of $250,000) from Petrocelli Industries, a company controlled by Santo Petrocelli. Interest at the rate of 10% per annum, payable monthly, is being charged on these loans, which are unsecured. No terms for the repayment of principal have been fixed, and we consider them to be repayable on demand. In our opinion, the terms of these loans are as favorable to the Company as could be obtained by us in arms length negotiations with non-affiliated parties.


ITEM I.8 - DESCRIPTION OF SECURITIES

The Company's authorized capital stock consists of 25,000,000 shares of Common Stock, $.001 par value per share, of which 6,614,963 shares were outstanding as of October 31, 1999, and 1,000,000 shares of Preferred Stock, $.001 par value, as to which the Board has the power to designate the rights, terms, preferences, etc. As of October 31, 1999, the Board had not designated or issued any Preferred Stock.

Common Stock

Holders of Common Stock are entitled to one vote for each share of Common Stock owned of record on all matters to be voted on by stockholders. The Company's Articles of Incorporation do not contain any special voting provisions, and no corporate action requires a greater than majority vote of stockholders. Cumulative voting is not permitted in the election of directors.

The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available therefor.

The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption provisions. All outstanding shares of Common Stock are validly issued, fully paid, and nonassessable.

Undesignated Preferred Stock

The Company's Board of Directors presently has the authority by resolution to issue up to 1,000,000 shares of preferred stock in one or more series and fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations, or restrictions thereof, including the dividend rights, dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders. For example, the Board of Directors is authorized to issue a series of preferred stock that would have the right to vote, separately or with any other series of preferred stock, on any proposed amendment to the Company's Certificate of Incorporation or any other proposed corporate action, including business combinations and other transactions.

Stock Option Plan

In June 1999, we adopted an Incentive Stock Option Plan:

     o to provide incentives and rewards to our employees who are in a position to contribute to our long term growth and profitability;

     o to assist us in attracting, retaining and motivating personnel with experience and ability we need; and

     o to make our compensation program more competitive with those of other employers.

We also anticipate that we will benefit from the added interest which personnel who receive options will have in our success as a result of their proprietary interest. The Plan is administered by our Board of Directors. However, the Board may establish a stock option committee of at least three (3) directors to administer the Plan.

The Board or committee is authorized to select from among eligible employees, directors, advisors and consultants those individuals to whom options are to be granted. The Board or committee also will to determine the number of shares each person may acquire and the terms and conditions of the options. The Board or committee also is authorized to prescribe, amend and rescind terms relating to options granted under the plan. Generally, the interpretation and construction of any provision of the Plan or any options granted thereunder is within the discretion of the Board or committee.

The Plan provides that options may or may not be incentive stock options within the meaning of Section 422 of the Internal Revenue Code. Only persons classified as employees are eligible to receive incentive stock options. Non-employee directors, advisors and consultants are eligible to receive options which do not qualify as incentive stock options under applicable Internal Revenue Code. The options granted by the Board in connection with its adoption of the Plan are not incentive stock options.

The terms of options granted under the Plan are determined by the Board or committee at the time the option is granted. Each option is evidenced by a written option document. The option documents, together with the provisions of the Plan, determine such terms as:

     o    when options under the Plan become exercisable;

     o the exercise price of options, which, for incentive stock options, may not be less than 100% of the fair market value of our common stock on the date the option is granted (110% in the case of optionees who own 10% or more of our common stock);

     o    the term of the option;

     o    vesting provisions; and

     o    special termination provisions.

An option may not be transferred, other than to the heirs of the option holder and is exercisable only by the original option holder during his lifetime or, in the event of his death, by his heirs.

At April 30, 1999, no options had been granted under the Plan. In the first quarter of the current year, we granted options to purchase 445,000 shares of Common Stock to eight individuals, including options to purchase 400,000 to executive officers and directors as follows:

                                               No. of
           Optionee                            Shares
           --------                           -------
           Santo Petrocelli, Sr.              150,000
           Marshal H. Geller                  150,000
           Lawrence S. Polan                   50,000
           Michael J. Caputo                   50,000

All options granted in the first quarter are 100% vested, are exercisable at a price of $1.50 per share, and expire on June 13, 2004, subject to earlier termination under the Plan.

Transfer Agent

Our transfer agent is Interwest Stock Transfer Company, 1981 East 4800 South, Salt Lake City, UT 84117, telephone 801/272-9294.

Anti-Takeover Provisions

We are not presently aware of any takeover attempt or interest involving the Company. Our Articles of Incorporation and Bylaws, however, and the Nevada General Corporation Law (the "NGCL"), do contain certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions.

Authorized but Unissued Shares: Our authorized capital stock includes 25,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. These shares of capital stock were authorized for the purpose of providing our Board of Directors with as much flexibility as possible to issue additional shares for proper corporate purposes, including equity financing, acquisitions, stock dividends, stock splits, employee stock option plans. Shares of Preferred Stock could be issued quickly with terms calculated to delay or prevent a change in control of the Company without any further action by the stockholders. Our stockholders do not have preemptive rights with respect to the purchase of these shares. Therefore, such issuance could result in a dilution of voting rights and book value per share of our Common Stock. No shares of Preferred Stock have been issued, and we have no present plan to issue any such shares.

No Cumulative Voting: Neither our Articles of Incorporation nor our Bylaws contain provisions for cumulative voting. Cumulative voting entitles each stockholder to as many votes as equal the number of shares owned by him multiplied by the number of directors to be elected. With cumulative voting, a stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a stockholder or group of stockholders who hold less than 50% of the outstanding shares voting to elect one or more members of a board of directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a board of directors and would be sufficient to elect all the members of the board being elected.

Control Share Acquisitions: Sections 78.378 et seq. of the Nevada General Corporation Law (the "NGCL") provide for notice of shareholders of a "control share acquisition", which is defined as the acquisition of 20% of the voting power of a Nevada corporation, or of voting power exceeding one-third of such total voting power by a person who owns 20% or more of such voting power prior to the acquisition, or a majority or more of such voting power by a person who already owns one-third or more of the voting power. shareholders have the right to demand "fair value" for their shares if a control share acquisition occurs. The "control share" provisions limit the voting power of the acquirer in a control share acquisition, and permit a corporation to recover profits resulting from the sale of control shares in certain situations. The control share acquisition provisions of the NGCL apply only to Nevada corporations with a minimum of 100 shareholders of record who reside in Nevada and, for that reason, do not now apply to the Company.

General Effect of Anti-Takeover Provisions: The overall effect of these provisions may be to deter a future tender offer or other takeover attempt that some stockholders might view to be in their best interests at that time. In addition, these provisions may have the effect of assisting current management in retaining its position and place it in a better position to resist changes which some stockholders may want to make if dissatisfied with the conduct of our business.

                                     PART II


ITEM II.1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

(a) Market Information

Our Common Stock is traded over-the-counter on the electronic bulletin board operated by the National Association of Securities Dealers under the symbol "NESK.OB". The following table sets forth the high and low closing bid prices quoted for our Common Stock in the fiscal years ended April 30, 1999 and April 30, 2000:

         Year ended 4/30/1999                  High            Low
         --------------------                 ------           ---
         Quarter ended 7/31/98                $4.625           $3.4375
         Quarter ended 10/31/98               $3.75            $1
         Quarter ended 1/31/99                $2.5             $1.25
         Quarter ended 4/30/99                $1.25            $1.125


         Year ended 4/30/2000                  High            Low
         --------------------                 ------         ------
         Quarter ended 7/31/99                $1.5            $1.125
         Quarter ended 10/31/99               $1.25           $0.5625
         Quarter ended 1/31/00                $2.625          $1.0625
         Quarter ended 4/30/00                $2              $0.5

The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. Actual trading in our shares has been very sporadic.

(b) Holders

As of January 27, 2000, there were 29 record holders of our Common Stock.

(c) Dividends

The Company has never declared or paid any cash dividends on its Common Stock. We currently anticipate that all future earnings will be retained to support expansion of our business. Accordingly, we do not anticipate paying cash dividends on our Common Stock in the foreseeable future.

ITEM II.2 - LEGAL PROCEEDINGS



   Date
Proceeding                             Claimant(s)                   Amount
   Began    Plaintiff                  Against Us                    Of Claim
   -----    ---------                  ----------                    --------

 12/12/95   Ralph LoRusso and          Ralph LoRusso and           $  4,250,000
            Phillis LoRusso            Phillis LoRusso

  4/24/97   Abilio Sousa and           Chase Manhattan Bank,       $ 20,000,000
            Maria Sousa                N.A. and Morse Diesel
                                       International

  5/13/97   Cesar Romero               Cesar Romero                $ 10,000,000

  7/9/97    Gonzalo Vargas             Gonzalo Vargas              $ 20,000,000

  7/13/98   Wilson Lopez               Sablons Investors, Inc.     $  5,000,000

  9/22/98   Jan Niziol                 Sres Fifth Avenue,          $  2,000,000
                                       a/k/a Sumitomo Real
                                       Estate Sales (NY), Inc.

  7/19/99   Bolivar Ochoa              Bolivar Ochoa               $ 10,000,000

  7/26/99   Andrez Andruszkiewicz      Fast Track Construction     $  5,000,000

 12/15/99   Gerald J. Gliber, Becky    Norman Buchbinder,          $  5,000,000
            Gliber, Individually and   Zohar Ben Dov,
            As parents of Andrew       Culinary Associates
            Gliber                     No. 2, A J Clarke
                                       Mgmt. Corp., Angel
                                       Rivera

In most or all cases, there are additional defendants against whom claims are We are a defendant in the following civil actions, all of which are pending in the Supreme Court of the State of New York, County of New York, and relate to property damage and/or bodily injury claims which arose in the ordinary course of the our business operations:
asserted by the plaintiffs and/or other parties, and we have filed crossclaims and third party claims against other parties.

We are being defended by counsel engaged by our insurers in the above cases, and we believe that all claims pending in these cases are covered by insurance. Based on our experience, we believe that all of these cases will be settled or otherwise disposed of within the limits of coverage on our insurance policies, notwithstanding the amounts claimed.

Except for the project-related claims proceedings set forth above, we are not involved in any other material legal proceedings.

We maintain commercial general liability insurance for claims arising from its business operations with coverage of $5 million limit per claim and in the aggregate against loss arising from property damage and bodily injury. The policy is written on an "occurrence" basis which provides coverage for insured risks that occur during the policy period, irrespective of when a claim is made. Higher policy limits are available for individual projects. We also carry pollution errors and omissions liability insurance ($1 million limit per claim and in the aggregate), a $15 million commercial umbrella policy, and worker's compensation insurance within statutory coverage limits. In addition, a substantial number of NAC's customers require performance and payment bonds and the registrant maintains a bonding program to satisfy these requirements.

ITEM II.3 - CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable.

ITEM II.4 - RECENT SALES OF UNREGISTERED SECURITIES

For the two years preceding the date of this Registration Statement, we have issued the following securities in transactions not registered under the Securities Act of 1933:

(a) In March 1998, we issued 5,000,000 shares of Common Stock to the then stockholders of National Abatement Corp. and NAC Environmental Services Corp. in exchange for all of the outstanding capital stock of those corporations. The transaction was a negotiated business combination by which the buyer and sellers were represented by counsel, all the five former shareholders of NAC and NACE were sophisticated investors who acquired the shares for investment, and the beneficial owners of the shares, following the transaction, became officers and directors of the Company. The shares were issued without registration under the Securities Act in reliance upon Section 4(2) of the Act, and are "restricted securities" as that term is defined in Rule 144 under the Act. Certificates representing the shares are legended, and stop orders against unauthorized transfers of the shares have been entered.

(b) In July 1999, we issued 364,963 shares of Common Stock in partial payment for certain business assets acquired from IAP, Inc. The transaction was a negotiated business combination in which both buyer and seller were represented by counsel. We relied on Section 4(2) of the Securities Act in issuing the shares without registration under the Act.


ITEM II.5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation contain a provision permitted by the NGCL which eliminates the personal liability of directors for monetary damages for breach of their fiduciary duty of care which arises under state law. Although this does not change the directors' duty of care, it limits legal remedies which are available for breach of that duty to equitable remedies, such as an injunction or rescission. This provision has no effect on directors' liability for: (1) breach of the directors' duty of loyalty; (2) acts or omissions not in good faith or involving intentional misconduct or known violations of law; and (3) approval of any transactions from which the directors derive an improper personal benefit.

The NGCL empowers the Company to indemnify officers, directors, employees and others from liability in certain circumstances such as where the person successfully defended himself on the merits or acted in good faith in a manner reasonably believed to be in the best interests of the corporation. Our Bylaws require indemnification, to the fullest extent permitted by the NGCL, of any person who is or was involved in any manner in any investigation, claim or other proceeding by reason of the fact that such person is or was a director or officer of the Company, or of another corporation serving at the Company's request, against all expenses and liability actually and reasonably incurred by such person in connection with the investigation, claim or other proceeding.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, we are advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS


                                                                           PAGE
                                                                           ----
Independent Auditor's Report............................................    F-1

Consolidated Balance Sheets.............................................    F-2

Consolidated Statements of Operations...................................    F-3

Consolidated Statements of Cash Flows...................................    F-4

Consolidated Statements of Changes in
Shareholders' Equity....................................................    F-5

Notes to Consolidated Financial Statements..............................    F-6

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
    NESCO Industries, Inc.


We have audited the accompanying consolidated balance sheet of NESCO Industries, Inc. and subsidiaries as of April 30, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NESCO Industries, Inc. and subsidiaries as of April 30, 1999, and the results of their operations and cash flows for each of the two years ended April 30, 1999, in conformity with generally accepted accounting principles.


/s/ Mendelsohn Kary Bell & Natoli LLP
-------------------------------------
MENDELSOHN KARY BELL & NATOLI LLP


New York, New York
July 27, 1999

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                   A S S E T S




                                                                             October 31,
                                                                      -------------------------      April 30,
                                                                         1999           1998           1999
                                                                      ----------     ----------     ----------
                                                                             (Unaudited)
Current  Assets:
  Cash and equivalents                                                $   52,725     $  145,409     $   97,765
  Accounts receivable                                                  2,784,107      2,783,556      2,822,824
  Investment in joint venture                                              3,420          3,420          3,420
  Unbilled costs and estimated earnings in excess
       of billings on uncompleted contracts                              905,019        469,101        211,961
  Prepaid taxes and expenses                                             250,759         80,859         40,796
  Deferred income taxes                                                   94,600         75,218         94,600
                                                                      ----------     ----------     ----------
     Total current assets                                              4,090,630      3,557,563      3,271,366
                                                                      ----------     ----------     ----------
Fixed assets, net                                                        391,844        314,585        367,479
Intangibles, net                                                         530,556
Other assets                                                             114,889        155,952        109,714
                                                                      ----------     ----------     ----------
                                                                      $5,127,919     $4,028,100     $3,748,559
                                                                      ----------     ----------     ----------

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                         1999           1998           1999
                                                                      ----------     ----------     ----------
Current  Liabilities:
  Accounts payable and accrued expenses                               $2,539,763     $2,240,168     $2,099,956
  Notes payable, equipment                                                17,606         16,066         15,221
  Loans payable, shareholders                                            588,441        183,847        188,441
  Billing in excess of costs and estimated
       earnings on uncompleted contracts                                 690,860        456,646        474,210
  Income taxes                                                            75,603        227,207        166,873
  Taxes, other than income                                                38,790         15,624         18,565
                                                                      ----------     ----------     ----------
     Total current liabilities                                         3,951,063      3,139,558      2,963,266
Notes payable, equipment                                                                 17,996         10,912
                                                                      ----------     ----------     ----------
     Total liabilities                                                 3,951,063      3,157,554      2,974,178
                                                                      ----------     ----------     ----------

Stockholders' Equity:
  Common stock, $.001 par value
      Authorized 25,000,000 shares
      Issued and outstanding 6,614,963 shares at October 31, 1999
      and 6,250,000 shares at April 30, 1999 and October 31, 1998          6,615          6,250          6,250
  Capital in excess of par value                                         883,185        383,550        383,550
  Retained earnings                                                      287,056        480,746        384,581
                                                                      ----------     ----------     ----------
                                                                       1,176,856        870,546        774,381
                                                                      ----------     ----------     ----------
                                                                      $5,127,919     $4,028,100     $3,748,559
                                                                      ----------     ----------     ----------


See accompanying Notes.

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
             SIX MONTHS ENDING OCTOBER 31, 1999 AND 1998 (UNAUDITED)
                     AND YEARS ENDED APRIL 30, 1999 AND 1998




                                                         October 31,                      April 30,
                                                --------------------------      ----------------------------
                                                   1999            1998             1999             1998
                                                ----------      ----------      -----------      -----------
                                                        (Unaudited)

Earned Revenues                                 $6,267,189      $6,008,797      $11,586,490      $11,994,500
Cost of earned revenues                          5,145,153       4,919,696        9,239,824        9,975,115
                                                ----------      ----------      -----------      -----------
     Gross profit                                1,122,036       1,089,101        2,346,666        2,019,385

General and administrative expenses              1,237,182       1,045,995        2,464,079        1,800,427
                                                ----------      ----------      -----------      -----------
Operating income (loss)                           (115,146)         43,106         (117,413)         218,958
                                                ----------      ----------      -----------      -----------

Other Income (Expense):
       Income/(Loss) from Joint Venture                            (12,381)         (12,381)         296,293
       Unrealized gain on investments                                                18,000
       Gain on disposal of fixed asset                                                  736              790
       Interest expense, net                       (13,881)         (6,798)         (24,285)         (18,027)
                                                ----------      ----------      -----------      -----------
Income (loss) before income taxes                 (129,027)         23,927         (135,343)         498,014
Income tax expense (recovery)                      (31,502)         44,090          (19,015)         297,271
                                                ----------      ----------      -----------      -----------
      Net Income (Loss)                         $  (97,525)     $  (20,163)     $  (116,328)     $   200,743
                                                ----------      ----------      -----------      -----------
Basic and diluted earnings (loss) per share          (0.02)             --            (0.02)            0.03
                                                ----------      ----------      -----------      -----------
Common and dilutive shares                       6,474,135       6,250,000        6,250,000        6,250,000
                                                ----------      ----------      -----------      -----------



See accompanying Notes.

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
             SIX MONTHS ENDING OCTOBER 31, 1999 AND 1998 (UNAUDITED)
                     AND YEARS ENDED APRIL 30, 1999 AND 1998




                                                                                October 31,                    April 30,
                                                                         ------------------------      ------------------------
                                                                            1999           1998           1999           1998
                                                                         ---------      ---------      ---------      ---------
                                                                               (Unaudited)

Cash Flows from Operating Activities:
   Net income (loss)                                                     $ (97,525)     $ (20,163)     $(116,328)     $ 200,743
       Adjustments to reconcile net income (loss) to
       net cash provided (used) by operating activities:
           Depreciation and amortization                                    55,919         26,178         50,276         38,516
           Amortization of contracts acquired
           Unrealized gain on marketable securities                                                      (18,000)
           Gain on disposal of fixed asset                                                                  (736)          (790)
           Deferred income taxes                                                         (274,000)      (293,382)        99,995
           Changes in operating assets and liabilities:
              Accounts receivable                                           38,717       (599,040)      (638,308)       117,270
              Prepaid expenses and taxes                                  (209,963)        39,689         66,408        (65,022)
              Unbilled costs and estimated earnings in excess
                  of billings on uncompleted contracts                    (693,058)      (279,702)       (22,562)       (56,804)
              Other assets                                                  (5,175)       (89,692)       (85,454)
              Accounts payable and accrued expenses                        439,807        526,245        396,627        295,660
              Income taxes                                                 (91,270)       214,605        167,615         17,641
              Taxes other than income                                       20,225         (4,816)        (1,875)         1,532
              Billings in excess of costs and estimated
                  earnings on uncompleted contracts                        216,650        216,966        234,530       (470,423)
                                                                         ---------      ---------      ---------      ---------
                    Net cash provided (used) by operating activities      (325,673)      (243,730)      (261,189)       178,318
                                                                         ---------      ---------      ---------      ---------
Cash Flows from Investing Activities:
   Purchase of fixed assets                                                (22,980)      (254,853)      (336,785)       (38,481)
   Acquisition and intangibles                                             (87,860)
   Proceeds from disposition of fixed asset                                                                5,676          1,000
   Proceeds from refund of investment                                                                     60,000
   Advances to joint venture, net                                                          12,381         12,381        161,057
                                                                         ---------      ---------      ---------      ---------
                    Net cash provided (used) by investing activities      (110,840)      (242,472)      (258,728)       123,576
                                                                         ---------      ---------      ---------      ---------
Cash Flows from Financing Activities:
   Payment of equipment notes                                               (8,527)        (6,242)       (14,171)       (10,435)
   Borrowings from shareholder loans                                       400,000          6,000                        (9,070)
   Proceeds from issuance of stock                                                                                       75,000
   Payments for treasury stock                                                                                         (326,230)
                                                                         ---------      ---------      ---------      ---------
                    Net cash provided (used) by financing activities       391,473           (242)       (14,171)      (270,735)
                                                                         ---------      ---------      ---------      ---------
Net increase (decrease) in cash and equivalents                            (45,040)      (486,444)      (534,088)        31,159
Cash and equivalents, beginning                                             97,765        631,853        631,853        600,694
                                                                         ---------      ---------      ---------      ---------
Cash and equivalents, ending                                             $  52,725      $ 145,409      $  97,765      $ 631,853
                                                                         ---------      ---------      ---------      ---------



See accompanying Notes.

                     NESCO INDUSTRIES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY




                                                                                        Notes Due
                                          Common Stock       Capital in                 on Common     Treasury Stock
                                      -------------------    Excess of     Retained       Stock     ------------------
                                        Shares     Amount    Par Value     Earnings     Purchases   Shares    Amount       Total
                                      ---------    ------    ----------    ---------    ----------  ------   ---------   ----------

Balance at April 30, 1997                    60              $ 314,800     $ 705,166    $  326,230     20    $(405,000)  $  614,966
                                      --------

Net income for the year
    ended April 30, 1998                                                     200,743                                        200,743

Capital contributed                                             75,000                                                       75,000
Payments-Treasury shares notes                                                            (326,230)
Effect of reverse acquisition
   and recapitalization:
March 11, 1998 (See Note 1)           6,250,000    $6,250    $  (6,250)
Retirement of Treasury stock                                                (405,000)                 (20)     405,000
                                      ---------    ------    ---------     ---------    ----------  -----    ---------   ----------
Balance April 30, 1998                6,250,000     6,250      383,550       500,909                                        890,709

Net loss for the year
   ended April 30, 1999                                                     (116,328)                                      (116,328)
                                      ---------    ------    ---------     ---------    ----------  ------   ---------   ----------
Balance April 30, 1999                6,250,000    $6,250    $ 383,550     $ 384,581                                     $  774,381
                                      ---------    ------    ---------     ---------    ----------  ------   ---------   ----------

Stock issued in connection
with acquisition                        364,963       365      499,635                                                      500,000

Net income for the six months
   ended October 31, 1999 (Unaudited)                                        (97,525)                                       (97,525)
                                      ---------    ------    ---------     ---------    ----------  ------   ---------   ----------
Balance October 31, 1999              6,614,963    $6,615    $ 883,185     $ 287,056                                     $1,176,856
                                      ---------    ------    ---------     ---------    ----------  ------   ---------   ----------


See accompanying Notes.

1.   Organization, Operations and Significant Accounting Policies

Organization:

NESCO Industries, Inc., (the Company) was incorporated in Nevada on March 29, 1993, under the name Coronado Capital Corp. (formerly Coronado Communications Corp.).

On March 11, 1998, the Company acquired National Abatement Corp. ("NAC") and NAC Environmental Services Corp. ("NESC") pursuant to an Agreement and Plan of Reorganization. To effect the reorganization, NESCO issued 5,000,000 shares of its common stock in exchange for the outstanding common shares of NAC and NESC. Upon consummation of the reorganization, NAC and NESC became wholly-owned subsidiaries of NESCO. As part of the reorganization, the Company amended its articles of incorporation to change its name to NESCO Industries, Inc. and authorized 1,000,000 shares of preferred stock. For accounting purposes the acquisition has been treated as a recapitalization of NAC with NAC as the acquirer (reverse acquisition).

The Company is a holding company and all of its business is conducted through its six wholly-owned subsidiaries.

NAC was organized under the laws of the state of Delaware on May 15, 1988. NAC is engaged in the abatement and removal of asbestos materials found in commercial and industrial structures located in New York, New Jersey, and Pennsylvania. The work is performed principally in office buildings for owners of various commercial businesses and other contractors principally under lump sum contracts.

NESC was organized under the laws of the state of Delaware on May 12, 1993. NESC is engaged in providing various environmental services including air quality management, lead abatement services, and management of storage tanks found in commercial and industrial structures located in New York and New Jersey.

NAC/Indoor Air Professionals, Inc. was organized under the laws of the State of New York on June 28, 1999. The Company provides indoor air quality monitoring, testing and remediation services.

Basis of Presentation and Principles of Consolidation:

The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiaries on a consolidated basis. All significant intercompany accounts and transactions have been eliminated.

The financial statements as of October 31, 1999 and 1998 and for the six months ended October 31, 1999 and 1998 are unaudited; however, in the opinion of management such statements include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the results for the periods presented.

The interim financial statements should be read in conjunction with the financial statements for the fiscal year ended April 30, 1999 and notes thereto.

The results of operations for the interim periods are not necessarily indicative of the results that might be expected for the future interim periods or for the full year ended April 30, 2000.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. In these financial statements; assets, liabilities, and earnings from contracts involve extensive reliance on management's estimates. Actual results could differ from those estimates.

Revenue and Cost Recognition:

Earned revenues are recorded using the percentage of completion method. Under this method, earned revenues are determined by reference to Company's engineering estimates, contract expenditures incurred, and work performed. The calculation of earned revenue and the effect on several asset and liability amounts based on the common industry standard revenue determination formula of actual costs-to-date compared to total estimated job costs. Due to uncertainties inherent in the estimation process, and uncertainties relating to future performance as the contracts are completed, it is at least reasonably possible that estimated job costs, in total or on individual contracts, will be revised. When a loss is anticipated, the entire amount of the estimated loss is provided for in the period.

The asset, "unbilled costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenues recognized.

Cash and Equivalents:

The Company classifies highly liquid debt instruments, purchased with a maturity of six months or less, as cash equivalents. The carrying amount approximates fair value due to the short maturity of the investments.

Supplemental Disclosures of Cash Flow Information:

Cash paid during the periods for:




                                               Six Months
                                           Ending Year Ending
                                               October 31,                    April 30,
                                          ---------------------        -----------------------
                                            1999          1998           1999         1998
                                          --------      -------        -------      --------
                                                (Unaudited)
Interest                                  $  5,417      $ 4,968        $15,557      $ 27,699
                                          --------      -------        -------      --------
Taxes                                     $    198      $    --        $73,640      $189,518
                                          --------      -------        -------      --------
Non-cash Investing and Financing Items:

Debt incurred in connection
  with the purchase of property
  and equipment                           $     --      $27,578        $27,578      $     --
                                          --------      -------        -------      --------
Issuance of Company shares
  in connection with asset
  purchase                                $500,000      $    --        $    --      $     --
                                          --------      -------        -------      --------


Fixed Assets and Depreciation:

Depreciation is computed principally using accelerated methods over the estimated useful lives of the assets. Expenditures for maintenance, repairs, and minor renewals are charged to operations. Major renewals and betterments are capitalized.

Intangible Assets:

Intangible assets represent goodwill and covenant not to compete. Amortization is provided in a straight line method over 15 years for goodwill and 2 years for the covenant not to compete.

Joint Venture:

NAC has a joint venture agreement with American Standard Corp. to complete contracts aggregating $1,276,000 for abatement projects in Pittsburgh, Pennsylvania. The joint venture projects were substantially complete at April 30, 1998. The equity method is used to account for the Company's investment in the venture. The joint venture agreement provides for profit allocation based on agreed upon formulas applied on a project by project basis.

Income Taxes:

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at enacted income tax rates expected to apply to taxable income in the years when such temporary differences are expected to be recovered as prescribed in Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

An allowance for uncollectibles is provided for financial statement purposes and the direct write off method is used for tax reporting. For years ending April 30, 1998 and prior, income from construction contracts was reported for tax purposes on the completed-contract method, and for financial statement purposes on the percentage-of-completion method. In accordance with income tax regulations, NAC and NESC are required to report income from construction contracts using the percentage of completion method for years beginning May 1, 1998. (See Note 6)

Earnings Per Share:

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings per Share" which requires companies to present basic earnings per share and diluted earnings per share, instead of the primary and fully diluted EPS that was required. The Company adopted SFAS No. 128, "Earnings per Share," effective December 15, 1997.

2.   Accounts Receivable

The Company submits requisitions (invoices) to customers based on work performed. Pursuant to contract provisions, these requisitions include amounts, referred to as retainage, which are retained until completion and acceptance of the contract. Included in accounts receivable are amounts retained by customers at April 30, 1999 and 1998 of $4,900 and $61,700, respectively. The allowance for uncollectible accounts at October 31, 1999 and April 30, 1999 was $146,800 and April 30, 1998 was $116,013.

The Company's principal accounts receivable are due from owners of commercial real estate and other contractors.

3. Unbilled Costs and Estimated Earnings on Uncompleted Contracts

An analysis of job costs and billings, on a per job basis, reflects the following:

                                         October 31,
                                  -------------------------      April 30,
                                     1999           1998           1999
                                  ----------     ----------     ----------
                                         (Unaudited)
     Costs incurred on
       uncompleted contracts      $4,847,954     $4,767,796     $3,222,013
     Estimated earnings            1,461,112      1,534,420      1,026,524
                                  ----------     ----------     ----------
                                   6,309,066      6,302,216      4,248,537
     Less: Billing to date         6,094,907      6,289,761      4,510,786
                                  ----------     ----------     ----------
                                  $  214,159     $   12,455     $ (262,249)
                                  ----------     ----------     ----------

The aforementioned balance is included in the accompanying balance sheet under the following captions:

                                         October 31,
                                    -----------------------      April 30,
                                      1999           1998          1999
                                    --------       --------      ---------
                                         (Unaudited)
     Unbilled costs and
       estimated earnings in
       excess of billings on
       uncompleted contracts        $905,019       $469,101      $ 211,961

     Less: Billings in excess
       of costs and estimated
       earnings on uncompleted
       contracts                     690,860        456,646        474,210
                                    --------       --------      ---------
                                    $214,159       $ 12,455      $(262,249)

4.   Fixed Assets

The major classes of fixed assets and the range of their useful lives are as follows:

                                     October 31,                      Estimated
                               ---------------------     April 30,   Useful Life
                                  1999        1998         1999        (Years)
                               --------     --------     --------    -----------
                                    (Unaudited)
     Vehicles                  $163,756     $166,333     $133,396         5
     Office equipment           112,870       74,051      104,271         5
     Furniture and fixtures     118,976       42,148      112,964         7
     Equipment and tools         37,648       27,837       31,002         5
     Leasehold improvements     196,530      209,573      187,303        10
                               --------     --------     --------
                                629,780      519,942      568,936
     Less: Accumulated
       depreciation             237,936      205,357      201,457
                               --------     --------     --------
                               $391,844     $314,585     $367,479
     Depreciation and
       amortization of
       leaseholds for the
       period                  $ 36,475     $ 26,178     $ 50,276
                               --------     --------     --------

5.   Intangibles

     Intangibles consist of:
       Goodwill                              $500,000
       Covenant not to compete                 50,000
                                             --------
                                             $550,000
                                             --------

                                       October 31,
                                  -------------------     April 30,
                                    1999        1998        1999
                                  -------     -------     ---------
                                         (Unaudited)
     Amortization expense
       for the period             $19,444     $    --      $    --
                                  -------     -------      -------

6.   Income Taxes

The provision for income taxes consists of the following:

                                    October 31,                 April 30,
                             -----------------------     ----------------------
                               1999           1998          1999         1998
                             --------      ---------     ---------     --------
                                   (Unaudited)
     Current:
       Federal               $(50,300)     $ 212,794     $ 162,580     $109,738
       State and local         18,798        105,296       111,787       87,538
                             --------      ---------     ---------     --------
                              (31,502)       318,090       274,367      197,276
                             --------      ---------     ---------     --------

     Deferred:
       Federal                              (196,000)     (174,182)      65,809
       State and local                       (78,000)     (119,200)      34,186
                                           ---------     ---------     --------
                                            (274,000)     (293,382)      99,995
                             --------      ---------     ---------     --------
                             $(31,502)     $  44,090     $ (19,015)    $297,271
                             --------      ---------     ---------     --------

The tax effects of temporary differences and tax credits that give rise to deferred tax assets and liabilities are as follows:

                                                            April 30,
                                                              1999
                                                           ---------
     Deferred tax assets:
       Accounts receivable allowance                         $56,900
       Minimum tax credits                                        --
       Marketable securities allowance                         7,700
       Valuation allowance                                        --
       Net operating loss                                     27,000
       Depreciation                                            1,800
       Deferred rent                                           1,200
                                                             -------
                                                              94,600
                                                             -------
     Deferred tax liabilities:
       Deferred income on work in progress
                                                             -------
     Net deferred tax asset (liability)                      $94,600
                                                             -------

A reconciliation of the federal statutory tax rate to the effective federal tax rate is as follows:



                                             October 31,           April 30,
                                           ---------------      --------------
                                            1999      1998       1999     1998
                                           -----      ----      -----     ----
                                              (Unaudited)
     Federal statutory rate (recovery)     (34.0)%    34.0%     (34.0)%   34.0%
     State and local income taxes
       net of federal tax benefit           (5.0)     (3.9)      (1.9)    (8.3)
     Minimum tax credit adjustment                                9.4       --
     Non-deductible items                             13.1       13.5     13.1
     Surtax exemption                                             7.4     (3.1)
     Provision variance                                           6.0       --
     Other -- deferred tax adjustment                 27.0        1.6     (0.5)
                                           -----      ----      -----     ----
     Rate before valuation allowance       (39.0)     70.2        2.0     35.2
     Valuation allowance adjustment           --                (10.6)      --
                                           -----      ----      -----     ----
                                           (39.0)%    70.2%      (8.6)%   35.2%

7.   Notes Payable, Treasury Stock

On January 15, 1997, the Company acquired 20 shares of its common stock in exchange for a $405,000 note bearing interest at 9%. The note provides for monthly installments of $28,648, and the final payment was in December 1997.

8.   Notes Payable, Equipment

At April 30, 1999, notes payable, equipment consisted of the following:

                                Total      Current    Long Term
                               -------     -------    ---------
     Notes payable             $26,832     $15,790     $11,042
     Less: Prepaid interest        699         569         130
                               -------     -------     -------
                               $26,133     $15,221     $10,912
                               -------     -------     -------

Equipment notes bear interest at varying rates from 1.9% to 9.5% and are secured by the related equipment.

Aggregate future minimum payments are as follows:


     For the year ending April 30,

                            2000                 $15,221
                            2001                   9,464
                            2002                   1,448
                                                 -------
                                                 $26,133
                                                 -------


9.   Loans Payable, Shareholders

The loans payable to shareholders are due on demand, and are unsecured. The Company has subordinated the payment of loans totalling $188,441, pursuant to an agreement with the Company's surety bonding company. Interest on borrowings outstanding at April 30, 1999 is calculated using the applicable federal rate as published by the Internal Revenue Service. Interest on borrowings received subsequent to April 30, 1999 is calculated at a rate of 10%.

10.  Stock Options

The Company's 1999 Stock Option Plan provides that key employees are eligible to receive incentive stock options or nonstatutory stock options and that directors and advisors shall be eligible to receive non-qualified options. Under the plan, the Company may grant options to purchase up to 1,000,000 shares. In the case of an optionee who beneficially owns more than ten percent of the Company's outstanding shares as of the time the option is granted, the purchase price of the optioned stock must be fixed at not less than one hundred and ten percent of the fair market value.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions; no dividend yield, expected volatility of 196 percent, risk-free interest rate of 6.04 percent, and 5 year expected lives.

Options were granted on June 14, 1999 at 110% of fair market value, $1.50 per share, as determined by the Company's Board of Directors, and these options were fully vested on granting.

The Company accounts for this program under APB Opinion No. 25, under which no compensation cost has been recognized.

Transactions during the quarter ended October 31, 1999 involving stock options are summarized as follows:




                                                       Number of Shares
                                          Total    -----------------------      Option
                                         Number                      Non-       Price per
                                       of Shares    Qualified     Qualified       Share
                                       ---------    ---------     ---------     ---------
     Options outstanding
       at April 30, 1999                      --          --            --           --
     1999 option grant
       on June 14, 1999                  445,000     277,000       168,000        $1.50
                                         -------     -------       -------        -----
     Options outstanding
       at October 31, 1999               445,000
                                         -------
     Exercisable at October 31, 1999     445,000

Had compensation cost for the Company's stock options plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of FASB Statement 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                       Six months
                                                          Ended
                                                    October 31, 1999
                                                    ----------------
                                                      (Unaudited)
     Net loss:
       As reported                                     $ (97,525)
       Pro Forma                                        (640,425)

     Basic and diluted loss per share:
       As reported                                         (0.02)
       Pro Forma                                           (0.10)

11.  Preferred Shares

On March 11, 1998, the Company's Articles of Incorporation were amended to authorize 1,000,000 shares of preferred stock, par value .001 per share to be issued with rights, preferences and designations as determined by the Board of Directors. To date, no preferred shares have been subscribed to or issued.

12.  Related Party Transactions

During the year ended April 30, 1999, certain stockholders and officers rendered consulting services totalling $208,000 and subcontractor services totalling $130,616. Warehouse rental payments totalling $38,325 were paid to a former stockholder. NAC rendered subcontractor services to related parties totalling $140,500.

During the year ended April 30, 1998, certain stockholders and officers of the Company rendered consulting services totalling $142,000 and subcontractor services totalling $51,119. In addition, warehouse rental payments totalling $36,600 were paid to a former stockholder. Subcontractor services rendered to affiliates totalled $84,313.

13.  Employee Benefit Plans

The Company maintains a profit sharing and a 401(k) plan covering substantially all full-time, non-union employees who have completed one year of continuous service and who meet certain other eligibility requirements. Contributions to the plan are discretionary and are allocated in proportion to compensation. For the year ended April 30, 1999 and 1998, the Company contributed $16,146 and $16,518, respectively to the profit sharing plan.

14.  Commitments and Contingencies

Litigation:

The Company is defendant in lawsuits involving personal injury claims arising from job-site accidents. These plaintiffs' claims exceed the Company's applicable insurance coverages, therefore, any judgement or settlement in excess of insurance will require payment by the Company. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or net cash flows of the Company.

The Company is also defendant in two cases pending involving former employees of the Company for claims totalling $170,500. The Company has requested Bill of Particulars for each case, and the plaintiffs' attorney has not yet responded. Management has accrued $40,000 as its estimate of potential liability for these claims.

Leases:

On October 1, 1998, the Company entered into a 10 year lease through September 30, 2008 for rental of office facilities. The lease provides for escalations for scheduled rent increases and for the Company's proportionate share of increases in real estate taxes and maintenance costs.

Under generally accepted accounting principles, the Company charges rent expense to operations ratably over the term of the lease. The Company has charged $2,553 to operations through April 30, 1999, representing its cumulative lease costs calculated on a straight-line basis in excess of rent paid. The resulting liability has been included in the accompanying balance sheet as deferred rent payable. For income tax purposes, the Company deducts rent expense as it is paid pursuant to lease terms.

Aggregate future minimum rental payments under the principal lease are as follows:

     For the year ending April 30,

                        2000                       $  158,300
                        2001                          158,300
                        2002                          158,300
                        2003                          158,300
                        2004                          170,200
     Subsequent to 2004                               789,300
                                                   ----------
     Total minimum future rental payments          $1,592,700
                                                   ==========

The Company leases warehouse space from a former stockholder on a month-to-month basis. The monthly rent is $3,375, and the Company is required to pay insurance, taxes, and maintain the premises.

Rent expense was charged as follows:




                                                 October 31,               April 30,
                                             -------------------     --------------------
                                               1999        1998        1999         1998
                                             -------     -------     --------     -------
                                                 (Unaudited)

     Cost of earned revenues                 $20,250     $18,075     $ 38,325     $36,600

     General and administrative expenses     $96,749     $29,955     $127,633     $58,561


15.  Risk and Uncertainties

The Company is subject to laws and regulations relating to the protection of the environment. While it is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly any future remediation and other compliance efforts, in the opinion of management, compliance with the present environmental protection laws will not have a material adverse effect on the financial condition, competitive position or capital expenditures of the Company. However, the Company's efforts to comply with increasingly stringent environmental regulations may have an adverse effect on the Company's future earnings.

16.  Acquisition


On July 10, 1999 NAC/Indoor Air Professionals, Inc. purchased certain tangible and intangible assets. The acquisition cost was $637,860, payable $137,860 in cash and $500,000, 364,963, in company stock. The acquisition was accounted for as a purchase. The allocation of purchase price follows:


                                                           Life
                                                        --------
     Assets                                $ 87,860      5 Years
     Covenant not to compete                 50,000      2 Years
     Goodwill                               500,000     15 Years
                                           --------
                                           $637,860
                                           --------

The following unaudited pro forma combined financial data for the six months ended October 31, 1999 and 1998 presents the results of operations of the Company as if the acquisition had been effective at the beginning of the periods presented:


                                                    Six Months
                                                      Ending
                                                    October 31,
                                          ------------------------------
                                              1999               1998
                                          -----------        -----------
                                                    (Unaudited)
     Earned revenues                      $ 6,415,631        $ 6,477,538

     Loss before income taxes                (192,212)           (82,395)

     Net loss                                (152,632)           (90,336)

     Loss per share                             (0.02)             (0.01)

The foregoing unaudited pro forma results of operations reflect the effect pro forma adjustment of amortization of the goodwill resulting from the acquisition.

These pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred on the date indicated, or which may result in the future.


17.  Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and Cash Equivalents:

The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Accounts Receivable and Accounts Payable:

The carrying amounts of accounts receivable and accounts payable in the balance sheet approximates fair value.

Short-Term and Long-Term Debt

The carrying amount of the notes payable approximates fair value.

                                    PART III

ITEM III.1 - INDEX TO EXHIBITS


Exhibit No.                   Description
-----------                   -----------
*3.1                          Articles of Incorporation as amended
*3.2                          Bylaws as amended
*4.1                          Common Stock Certificate
*4.2                          Incentive Stock Option Plan
*21                           Subsidiaries
 27                           Financial Data Schedules

*These exhibits were filed with Form 10-SB on November 30, 1999.

                                   SIGNATURES


In accordance with Section 12(g) of the Securities Exchange Act of 1934, the registrant caused amendment no. 4 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, 2002.


                                NESCO INDUSTRIES, INC.


Date: March 5, 2002                 By: /s/ Santo Petrocelli, Sr.
                                    --------------------------------
                                    SANTO PETROCELLI, SR.
                                    President and Chairman
                                    of the Board


Date: March 5, 2002                 By: /s/ Lawrence S. Polan
                                    --------------------------------
                                    LAWRENCE S. POLAN
                                    Chief Financial Officer